                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  -----------

                                  FORM 8-A/A
                               (Amendment No. 1)


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
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             (Exact name of registrant as specified in its charter)


              Delaware                                   06-1320610
       -----------------------                      -------------------
       (State of incorporation                          (IRS Employer
          or organization)                          Identification No.)


                    304 Vassar Street, Cambridge, MA 02139
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             (Address of principal executive offices)   (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to                     securities pursuant to
Section 12 (b) of the Exchange             Section 12 (g) of the Exchange
Act and is effective pursuant              Act and is effective pursuant
to General Instruction A. (c),             to General Instruction A. (d),
please check the following box. [_]        please check the following box. [X]

          Securities Act registration statement file number to which this form relates: 0-021040
          --------

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class      Name of each exchange on which
     to be so registered      each class is to be registered
     -------------------      ------------------------------

           None                            N/A

       Securities to be registered pursuant to Section 12(g) of the Act:

         Series A Junior Participating Preferred Stock Purchase Rights
         -------------------------------------------------------------
                               (Title of Class)


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Item 1.   Description of Registrant's Securities to be Registered
          -------------------------------------------------------

     On June 23, 1997, the Board of Directors of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on July 3, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a purchase price of $200.00 per Unit, (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent, a copy of which is filed as Exhibit
4.1 hereto. The Rights Agreement was subsequently amended on September 30, 1998, a copy of which is filed as Exhibit 4.2 hereto.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than an Exempt Person (as defined below), (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock or (iii) 10 business days after a majority of the directors of the Company shall declare any Person (as defined in the Rights Agreement) to be an Adverse Person, upon a determination that such Person, alone or together with its affiliates and associates, has become the Beneficial Owner (as defined in the Rights Agreement) of an amount of Common Stock which a majority of the directors of the Company determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock then outstanding) and a determination by a majority of the directors of the Company after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that
(a) such Beneficial Ownership by such Person is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such Beneficial Ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation) on the business or prospects of the Company.

     The term "Exempt Person" means Safeguard Scientifics, Inc. and Safeguard Scientifics (Delaware), Inc., together with their affiliates and associates.
Any person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person and who, at the time such person or group is no longer considered to be an Exempt Person, Beneficially Owns 15% or more of the Common Stock of the Company then outstanding, shall be deemed an "Acquiring Person" as of the time such person or group ceases to be an Exempt Person. An Exempt Person shall cease to be an Exempt Person if such person either (i) become the Beneficial Owner of an additional 5% or more of the shares of Common Stock of the Company then outstanding or (ii) enters into one or more "self-dealing" transactions as set forth in the Rights Agreement.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights may be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 23, 2007 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with shares of Common Stock issued upon the exercise of employee stock options, issuances under other employee stock benefit plans or upon the conversion of convertible securities issued hereafter, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that (i) the directors of the Company determine that a person is an Adverse Person, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (iii) either a Person (other than an Exempt Person) becomes the Beneficial Owner of more than 15% of the then outstanding shares of Common Stock or a Person who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person becomes an Acquiring Person (in either case except pursuant to an offer for all outstanding shares of Common Stock which a majority of the directors of the Company determines to be fair to, and otherwise in the best interests of, the Company and its stockholders), (iv) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (v) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Adverse Person will be null and void. The events set forth in this paragraph are described in Section 11(a)(ii) of the Rights Agreement and are referred to as "Section 11(a)(ii) Events."

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer determined by a majority of the directors to be fair as described in clause (iii) of the preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     Subject to certain limitations, at any time after any Person becomes an Acquiring Person or an Adverse Person, a majority of the directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock (as defined in the Rights Agreement) on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The Company may not redeem the Rights if the directors have previously declared a Person to be an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Except as set forth below, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier to occur of the determination that a Person is an Adverse Person or the Distribution Date. After the earlier of such events, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period
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governing redemption shall be made, whether before or after the earlier of such events, at such time as the Rights are not redeemable. Notwithstanding the foregoing, the provisions relating to the Redemption Price, Purchase Price or Final Expiration Date of the Rights, or the number of shares of Preferred Stock for which Rights are exercisable, may not be amended.

Item 2.    Exhibits
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    Exhibit No.      Exhibit
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        4.1          Rights Agreement, dated as of June 23, 1997, by and between
                     Cambridge Technology Partners (Massachusetts), Inc. and ChaseMellon Shareholder Services, LLC (the "Rights Agreement"), which includes as Exhibit A the Form of Certificate of Designations of Preferred Stock, as Exhibit
                     B the Form of Rights Certificate, and as Exhibit C the Form of Summary of Rights

        4.2 Amendment No. 1 to the Rights Agreement, dated as of September 30, 1998, by and between Cambridge Technology Partners (Massachusetts), Inc. and ChaseMellon Shareholder Services, LLC

                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                 CAMBRIDGE TECHNOLOGY PARTNERS
                                 (MASSACHUSETTS), INC.

                                 By: /s/ Arthur M. Toscanini
                                    -------------------------------
                                    Arthur M. Toscanini
                                    Executive Vice President,
                                    Finance and Chief Financial
                                    Officer



Dated:  September 30, 1998

                                 EXHIBIT INDEX




Exhibit
Number    Description
------    -----------

  4.1 Rights Agreement, dated as of June 23, 1997, by and between Cambridge Technology Partners (Massachusetts), Inc. and ChaseMellon Shareholder Services, LLC (the "Rights Agreement"), which includes as Exhibit A the Form of Certificate of Designations of Preferred Stock, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Form of the Summary of Rights

  4.2 Amendment No. 1 to the Rights Agreement, dated as of September 30, 1998, by and between Cambridge
          Technology Partners (Massachusetts), Inc. and
          ChaseMellon Shareholder Services, LLC